Exhibit 21.1

Subsidiaries

Jurisdiction of Incorporation
Sportsman’s Warehouse Holdings, Inc.	Delaware

Sportsman’s Warehouse, Inc.	Utah

Sportsman’s Warehouse Southwest, Inc.	California

Pacific Flyway Wholesale, LLC	Delaware